Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is a transcript excerpt of a livestreamed interview at the Barclays Global Financial Services Conference on September 9, 2025 with PNC’s Chairman and Chief Executive Officer William S. Demchak. Jason Michael Goldberg, Barclays Bank PLC, Research Division: Great. Next up, very pleased to have PNC Financial with us. On the stage, please have Bill Demchak, Chairman and CEO, in the audience is Rob Reilly, Chief Financial Officer. I think by far the longest duo of CEO, CFO combination in the large cap bank space. So welcome back. Maybe put up the first ARS question for the audience. I guess, Bill, anything new? No. Maybe just start off, clearly, you kind of kicked off the conference yesterday morning, even though you weren't presenting today with the announcement of the acquisition of FirstBank. Just maybe just talk about it. You didn't have a conference call to maybe just kind of first opportunity to talk on a mic about the transaction, strategic rationale and why you decided this one was kind of the one worth pursuing? William S. Demchak, PNC Chairman and Chief Executive Officer: Yes, sure. I mean, hopefully, the strategic rationale is pretty obvious. We just effectively bought Colorado with the leading J.D. Power branch network, low cost of deposits, impossibly low historical charge-off ratios, really good retail brand and franchise that brings us an opportunity to cross-sell our other products into that market. Why now: banks are sold, they’re not bought and for a variety of reasons, the private ownership of that entity - not just wealth transfer, there's been some articles about that - but also the need to bring better products to their clients and for their employees to sell kind of put it in our lap, which is how we ended up with it. Jason Michael Goldberg, Barclays Bank PLC, Research Division: I guess when we think about the end transaction, is there anything we should be reading into the fact that you chose to acquire FirstBank as opposed to maybe waiting for something larger to acquire scale or do you see a larger deal unlikely? Or can you just do -- this doesn't preclude you from doing a larger deal? William S. Demchak, PNC Chairman and Chief Executive Officer: The path to growth is long and curious. And unpredictable. I would say that if you asked me a year ago if a small bank existed that looked like this one exists, I probably would have said no. They're all kind of broken and put together from old FDIC deals. Yet here this is. So, you know, if we saw something else like that, we'd likely do it. I think on the big bank side, it’s just a really good environment for banking, and people don't want to sell. They're all buyers. People you think might be sellers are actually buyers. Interest rates are normalizing, credit is good. And I see no reason that you're going to see anybody raise their hand and sell anytime soon, in fact, I'd be somewhat shocked by it. We don't -- we're not going to push on that string, right? We react to opportunity sets and if there aren't any, that's fine. We have our organic growth right now, new customers will hit record levels this year based on all our new markets, and we're fine just doing what we're doing. […]

Jason Michael Goldberg, Barclays Bank PLC, Research Division: Got it. Maybe we'll put up the next ARS question. We should add should acquire another bank to #2. But I guess, against that backdrop, maybe just talk a bit more, obviously, growing the franchise, the #1 priority. Buybacks been modest. How does that fit in? I know in the deck, yes, on Monday, it's that kind of the deal doesn't impact your buyback program. Just maybe elaborate on that because I guess the buyback pace has been relatively modest. And just how you think about that versus the other opportunities? William S. Demchak, PNC Chairman and Chief Executive Officer: I mean we'll update this perhaps in the third quarter. But you should assume on the margin that we'll do more than we've been doing. If it was up to me, we would have done a lot more cash in this deal and knocked our ratio down. The sellers love our stock, so it is what it is. We hold capital in the first instance to support our clients and grow our loan book, but we have a lot of capital. And typically, we have an ability to generate more capital than we can intelligently deploy, so we offer a healthy dividend and buyback during the ordinary course, and we'll keep doing that. Jason Michael Goldberg, Barclays Bank PLC, Research Division: And I guess just staying on the topic of M&A, in addition to the transaction you announced Monday, starting to see activity pick up within the industry. We've definitely had a few other announcements over the past few months. Do you think this is a function of a more kind of friendly regulatory environment? Or you trying to see other banks recognize the need for scale, which you've been very vocal about -- just maybe talk to that. William S. Demchak, PNC Chairman and Chief Executive Officer: We've seen -- look, every deal is unique. Regulatory environment is easier, but you heard me say in the prior administration, I thought we could get a deal done, and I believe that to be true. Maybe it's a little bit easier at the margin now. And the -- and by the way, the First Bank is really simple. Integration-wise, it's super low risk, simple products, great people, it's just not a big deal. I'm pulling that thing together. But every deal is unique. And as I kind of said earlier, banks need to be up for sale. Smaller banks are coming to a conclusion at the margin that it's tough for them to compete and they see eroding franchise value. There's not a lot of -- we don't have a lot of interest in a typical smaller bank in terms of where they're valued today. So you see a lot of little banks getting together with what I would suggest is maybe inflated currency. But there are some gems out there. We found one of them. So it's just you look at what's out there and you make a decision as to whether or not you'd rather pursue organic growth because we kind of know the return in doing that takes longer. But we know we can succeed at it or if an opportunity arises, you do it. The whole big bank, are you going to do some giant bank deal to cement your size, some big -- none of that, that's banker talk. That's not PNC talk, right? That's if one of those things made sense for our franchise and it made sense for our shareholders and you actually had somebody who had any interest whatsoever and pursuing it with us, we'd look at it. None of that is true right now. […] Unknown analyst asked an indiscernible question on the recording that Jason Michael Goldberg clarified was what the capital impact of the FirstBank acquisition is to CET1. William S. Demchak, PNC Chairman and Chief Executive Officer: I think we put it in the press release, but it's like 10 basis points by the time the thing closes. CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward- looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention:

Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.